UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 5 February 2024, London UK

DREAMM-7 phase III trial shows Blenrep combination nearly tripled median progression-free survival versus standard of care combination in patients with relapsed/refractory multiple myeloma

● 59% reduction in risk of disease progression or death observed in patients with Blenrep combination versus standard of care daratumumab combination
● 36.6 months of median progression-free survival observed with Blenrep combination versus 13.4 months in daratumumab combination
● Strong, clinically meaningful trend in overall survival favouring Blenrep combination was observed with 43% reduction in risk of death

GSK plc (LSE/NYSE: GSK) today announced results from an interim analysis of the DREAMM-7 phase III head-to-head trial evaluating Blenrep (belantamab mafodotin) combined with bortezomib plus dexamethasone (BorDex) versus daratumumab plus BorDex in second-line and later treatment of relapsed or refractory multiple myeloma. These data will be presented at the American Society of Clinical Oncology (ASCO) Plenary Series on 6 February 2024.

In the primary endpoint of progression-free survival (PFS), a statistically significant and clinically meaningful improvement was observed with the belantamab mafodotin combination (n=243), showing a 59% reduction in the risk of disease progression or death (hazard ratio [HR]: 0.41 [95% confidence interval (CI): 0.31-0.53], p-value<0.00001) compared to the daratumumab combination (n=251). With a median follow-up of 28.2 months, the median PFS was 36.6 months (95% CI: 28.4-not reached [NR]) with the belantamab mafodotin combination compared to 13.4 months (11.1-17.5) in the daratumumab combination. The PFS effect was observed across all prespecified subgroups, including those who were refractory to lenalidomide and those with high-risk cytogenetics. The safety and tolerability profile of the belantamab mafodotin combination was consistent with the known profile of the individual agents.

Hesham Abdullah, Senior Vice President, Global Head Oncology, R&D, GSK, said: "The substantial progression-free survival benefit and strong overall survival trend compared to a daratumumab standard of care combination reinforce our belief in the potential for belantamab mafodotin used in combination to redefine the treatment of multiple myeloma at or after first relapse. We plan on sharing these results with health authorities worldwide."

The belantamab mafodotin combination also resulted in clinically meaningful improvements in all secondary efficacy endpoints including a doubling of complete response rate (stringent complete response plus complete response), minimal residual disease (MRD) negativity rate and median duration of response (DOR). A strong and clinically meaningful overall survival (OS) trend was observed at the interim analysis, with a 43% reduction in the risk of death (HR: 0.57 [95% CI: 0.40-0.80], p-value=0.00049), which has not yet reached the interim criteria for statistical significance of OS. OS follow-up continues and further analyses are planned.

María-Victoria Mateos, MD, PhD, Head of Myeloma and Clinical Trials Unit, Haematology Department and Professor of Medicine at the University of Salamanca, Spain, and DREAMM-7 principal investigator, said: "These results from DREAMM-7 show how belantamab mafodotin in combination with BorDex represents a significant improvement over the daratumumab-based regimen in a second-line multiple myeloma treatment setting. Anti-BCMA therapies are helping to improve outcomes for patients with multiple myeloma, and having an off-the-shelf option, like belantamab mafodotin, that can be administered in a community oncology treatment centre where the majority of patients are treated has the potential to transform the way we treat myeloma at or after first relapse."

Key secondary endpoint summaries are listed below.

Key Secondary Endpoints
Endpoint	belantamab mafodotin + BorDex (n= 243)	daratumumab + BorDex (n=251)
ORR (overall response rate) (95% CI)	82.7% (77.4-87.3)	71.3% (65.3-76.8)
sCR (stringent complete response)	14.0%	5.2%
CR (complete response)	20.6%	12.0%
Very good partial response	31.3%	29.1%
Partial response	16.9%	25.1%
MRD negativity rate* (95% CI)	24.7 (19.4, 30.6)	9.6 (6.2, 13.9)
P-value	p<0.00001#
Median DOR (95% CI)**	35.6 months (30.5-NR)	17.8 months (13.8-23.6)
Overall survival
HR (95% CI) P-value ***	0.57 (0.40-0.80)p=0.00049***

* Measured in patients with a sCR or CR.
** An Intent-to-treat restricted mean DOR (RMDoR) analysis comparing DOR between arms showed a statistically significant benefit in favour of the belantamab mafodotin combination (p < 0.00001).
*** Has not yet reached criteria for statistical significance (p ≤ 0.00037) of OS at this interim. Follow-up for OS is ongoing.
#Nominal p-value

Grade 3 or higher non-ocular adverse events of clinical interest in the belantamab mafodotin combination and daratumumab combination arms, respectively, included thrombocytopenia (55% and 35%; exposure-adjusted event rate: 40 and 29, per 100 person-years), neutropenia (12% and 6%), pneumonia (12% and 4%; exposure-adjusted event rate: 8 and 3, per 100 person-years), and anaemia (8% and 10%).

Eye-related side effects, a known risk of treatment with belantamab mafodotin, were generally reversible, manageable with dose modification, and led to low (9%) treatment discontinuations. Grade 3 or higher ocular adverse events occurred in 34% of patients receiving the belantamab mafodotin combination and primarily included blurred vision (22%), dry eye (7%), eye irritation (5%), and visual impairment (5%). Eighty-two patients (34%) with a best corrected visual acuity (BCVA) score of 20/25 or better in at least one eye at baseline had a worsening in both eyes to 20/50 or worse. Almost all these patients' events (98%) had resolved at the time of this analysis. The median time to resolution was 22 days.

Global health status quality of life (QOL) as measured by the EORTC-QLQ-C30 indicated no difference in global QOL between different treatment arms over time.

The DREAMM (DRiving Excellence in Approaches to Multiple Myeloma) clinical development programme continues to evaluate the potential of belantamab mafodotin in early lines of treatment and in combination with novel therapies and standard of care treatments. This includes the ongoing phase III DREAMM-8 trial evaluating belantamab mafodotin in combination with pomalidomide and dexamethasone versus bortezomib in combination with pomalidomide and dexamethasone. DREAMM-8 data are expected in the second half of 2024.

About DREAMM-7
The DREAMM-7 phase III clinical trial is a multicentre, open-label, randomised trial evaluating the efficacy and safety of belantamab mafodotin in combination with bortezomib and dexamethasone (BorDex) compared to a combination of daratumumab and BorDex in patients with relapsed/refractory multiple myeloma who previously were treated with at least one prior line of multiple myeloma therapy, with documented disease progression during or after their most recent therapy.

A total of 494 participants were randomised at a 1:1 ratio to receive either belantamab mafodotin in combination with BorDex or a combination of daratumumab and BorDex. Belantamab mafodotin was scheduled to be dosed at 2.5mg/kg intravenously every three weeks.

The primary endpoint is PFS as per an independent review committee. The key secondary endpoints include OS, DOR, and MRD negativity rate as assessed by next-generation sequencing.

About multiple myeloma
Multiple myeloma is the third most common blood cancer globally and is generally considered treatable but not curable.1,2 There are approximately 176,000 new cases of multiple myeloma diagnosed globally each year.3 Research into new therapies is needed as multiple myeloma commonly becomes refractory to available treatments.4

About Blenrep
Blenrep is an antibody-drug conjugate comprising a humanised B-cell maturation antigen monoclonal antibody conjugated to the cytotoxic agent auristatin F via a non-cleavable linker. The drug linker technology is licensed from Seagen Inc.; the monoclonal antibody is produced using POTELLIGENT Technology licensed from BioWa Inc., a member of the Kyowa Kirin Group.

Refer to the Blenrep EMA Reference Information (https://www.ema.europa.eu/en/medicines/human/EPAR/blenrep) for a full list of adverse events and the complete important safety information in the EU.

GSK in oncology
Oncology is an emerging therapeutic area for GSK where we are committed to maximising patient survival with a current focus on haematologic malignancies, gynaecologic cancers and other solid tumours through breakthroughs in immuno-oncology and tumour-cell targeting therapies.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Dan Smith	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)
Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in the company's Annual Report on Form 20-F for 2022, and Q4 Results for 2023.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

References

1 Sung H, Ferlay J, Siegel R, et al. Global Cancer Statistics 2020: GLOBOCAN Estimates of Incidence and Mortality Worldwide for 36 Cancers in 185 Countries. CA Cancer J Clin. 2021;71(3):209-249. doi:10.3322/caac.21660.
2 Kazandjian D. Multiple myeloma epidemiology and survival: A unique malignancy. Semin Oncol. 2016;43(6):676-681. doi:10.1053/j.seminoncol.2016.11.004.
3 Multiple Myeloma: Statistics. Cancer.net. Published February 2022. https://www.cancer.net/cancer-types/multiple-myeloma/statistics#:~:text=This%20year%2C%20an%20estimated%2034%2C470,with%20multiple%20myeloma%20in%202020. Accessed 19 October 2023.
4 Nooka AK, Kastritis E, Dimopoulos MA. Treatment options for relapsed and refractory multiple myeloma. Blood. 2015;125(20).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: February 06, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc